PHILIP MORRIS INTERNATIONAL INC.

VIA EDGAR

June 25, 2010

Ms. Amanda Ravitz

Branch Chief – Legal

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Philip Morris International Inc.
Form 10-K for the year ended December 31, 2009
File No. 001-33708

Dear Ms. Ravitz:

Philip Morris International Inc. (the “Company” or “PMI”), is responding herewith to your letter, dated June 14, 2010, with respect to the above-referenced filing (“Comment Letter”). For ease of reference, we have provided the Staff’s comment in boldface immediately preceding our response.

120 PARK AVENUE, NEW YORK, NEW YORK, 10017, U.S.A.

Schedule 14A

2009 Performance and Executive Compensation Decisions, page 33

1. We note your response to our prior comment number 10; however, we continue to believe that targets should be disclosed in full. As such, please confirm that in future filings you will disclose all targets that are material to the calculation of the NEOs’ compensation. If, for example, a performance target consists of a range, we would expect to see disclosure of the entire range, not merely the midpoint thereof.

Company Response:

We confirm that in future filings we will disclose all targets that are material to the calculation of the NEOs’ compensation. If performance targets consist of a range, we will disclose the entire range and not merely the midpoint.

We appreciate your time and attention to this matter. Please contact the undersigned at (917) 663-2256 with any questions or comments you may have.

Very truly yours,

/s/ G. Penn Holsenbeck

G. Penn Holsenbeck

Vice President & Corporate Secretary

Philip Morris International Inc.